Filed by Multi-Fineline Electronix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: MFS Technology Ltd.
Commission File No. 000-50812

Third Quarter Earnings

Conference Call Script

August 8, 2006

Reza Meshgin:

We welcome you to M-Flex’s 2006 third quarter conference call. Today we will discuss the highlights of our operations during the past quarter and the financial results for the third quarter of fiscal 2006.

Today I will discuss our operational highlights and Craig Riedel, our CFO, will discuss our financial highlights. Phil Harding, our CEO, Craig, and I will be available to answer your questions at the conclusion of our presentation.

Connie Chandler, from our investor relations firm will now review our forward-looking statement language before we start our discussion.

Connie Chandler:

I would like to remind all of you that certain statements in this call are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, but are not limited to, statements and predictions regarding revenues, net sales, net income, gross margins, operating expenses, payment terms, historical sales trends, the company’s diversification efforts, current and upcoming programs and product mix and the material content of such programs, growth and expansion of the company’s facilities, business and markets, the growth of sales to the company’s customers and the relative size of each customer to the company, the company’s manufacturing capabilities, market opportunities and key target markets for the company, the company’s relationship and opportunities with its current and new customers, the results of the company’s research and development efforts, the release of the company’s camera cell phone modules and power adapter products and the expected orders for these products, the benefits of the company’s strategies and joint ventures, the benefits and synergies that could be achieved from the company’s acquisitions, including the intention to offer to acquire the outstanding shares of MFS, the competitive advantages of the company, its products and its customers, and expected tax rates. Additional forward-looking statements include, but are not limited to, statements pertaining to other financial items, plans, strategies or objectives of management for future operations, the company’s future operations and financial condition or prospects, and any other statement that is not historical fact, including any statement which is preceded by the words “assume,” “will,” “plan,” “expect,” “estimate,” “aim,” “anticipate,” “intend,” “project,” or similar words. Actual events or results may differ materially from the company’s expectations. Important factors that could cause actual results to differ materially from those stated or implied by the company’s forward-looking statements include the impact of changes in demand for the company’s products and the company’s success with new and current customers, the company’s ability to develop and deliver new technologies, the company’s ability to diversify its customer base, the company’s effectiveness in managing manufacturing processes and costs and expansion of its operations, the degree to which the company is able to utilize available manufacturing capacity, enter into new markets and execute its strategic plans, the company’s ability to successfully manage power shortages in China, the impact of competition and of technological advances, whether the company is able to make the offer to acquire the outstanding shares of MFS and the success of that offer, if made, the company’s ability to finance such offer, whether the company is able to privatize MFS if such offer is successfully made, and other risks detailed from time to time in the company’s SEC reports, including its Quarterly Report on Form 10-Q for the third fiscal quarter ended June 30, 2006. These forward-looking statements represent management’s judgment as of the date of this release. The company disclaims any intent or obligation to update these forward-looking statements.

And with that I’ll turn the call back over to Reza Meshgin.

Reza Meshgin:

Thank you Connie.

The third quarter of 2006 was a challenging quarter for M-Flex. The period started strong and in line with our expectations. During the quarter, we also began to increase our headcount in anticipation of the increased sales which we historically experience during the fiscal third and fourth quarters and to prepare for the expansion of our MFC2 facility in China, which is expected to become operational in the December 2006 quarter.

However, there was a change in overall product mix sold during the quarter, partially due to the ramp up of new programs with lower margins. In addition, as the quarter progressed, shipments to our largest customer weakened unexpectedly, and sales of products to this customer shifted from higher to lower margin products. These two factors resulted in essentially flat sales to this customer from the second to third quarter, rather than trending upward as they have in recent years.

This mix change and slow down in demand from our largest customer came just as we had added the headcount which I referenced a few minutes ago. As a management team, we determined that it was not practical to cut this additional headcount during the third quarter, as we had already invested time in the hiring and the initial training of these new employees. We felt that if we decreased headcount at that point, we would have had to reinvest the time and money again in future quarters.

Our gross margin for the third fiscal quarter was approximately 15 percent, which is lower than recent quarters. While in the past we had established our goal for gross margins in the 18-22 percent range, we now believe that range is shifting to a substantially lower level than this historical range. We are currently in the process of determining what this range is expected to be going forward.

Although M-Flex achieved its second highest quarterly sales during this past quarter, we do not currently expect to achieve sequential revenue growth from the third to fourth quarter. However, our customer diversification efforts began to show substantial results as our second handset customer became our second largest customer. We now have over 10 new programs that are contributing to our on-going diversification efforts, including this second and a third handset maker, as well as in other market segments. Sales to our largest customer increased 55 percent year-over-year during the quarter and comprised 80 percent of our sales during the period compared to 85 percent in the previous sequential quarter.

Year-over-year growth for our non-wireless sector was approximately 11 percent during the quarter, with our medical device sales rising to $1.4 million, an increase of nine percent compared to the fiscal third quarter in 2005, our PDA sales increasing eight percent over the same period to $3.0 million, and our industrial sales increasing 31 percent versus the third quarter of 2005 to $8.1 million. Computer/data storage sales during the quarter were $1.5 million, a 20 percent decrease compared to the comparable quarter of 2005 and sales to power product customers of our legacy products declined 13 percent compared to third quarter fiscal 2005 to $340 thousand.

Wireless telecom remains our key target market for near-term growth and comprised 88 percent of our sales during the quarter. Increased sales of more than 377 percent for the third quarter on a year-over-year basis and over 300 percent sequentially to our second handset customer is an indication of our progress towards the goal of having a second handset customer approach 10 percent of our business within our current quarter. As we go forward, we are committed to successfully serving the needs of our existing customers while aggressively cultivating new customers in order to further diversify our customer base.

Also during the third quarter, we successfully moved our camera module assembly lines from Tucson to our MFC2 factory in China. We have developed and now have a production-ready line of VGA to 2 Mega Pixel camera modules. We expect the near-term opportunity for sales of these camera modules will initially be to second-tier handset manufacturers. We now anticipate receiving orders from a few of these manufacturers and shipping low volume amounts of camera module assemblies within the first quarter of fiscal 2007. At the same time, we are concentrating on developing our next generation of camera modules with superior performance capabilities and lower profile form factors with the target customer base for this higher performance camera module being a number of the leading handset makers.

As we discussed in previous presentations, we believe the key overall differentiation between our camera modules and those of our competitors is our internal optical / lens design capabilities, in addition to our flex assembly and flex-based packaging solutions. We believe that M-Flex is in a better position to integrate our design facility with our flex portion of the product in Anaheim and our production facilities in Suzhou than our competitors. We also believe a key differentiator will be the design and engineering support provided to our customers, which is consistent with M-Flex’s business philosophy.

We are still moving forward with the UL approval process on a product featuring our patented, embedded magnetics technology. Most importantly, the development efforts with

Mobility Electronics have validated the design capabilities of our proprietary embedded micro magnetic technology, which facilitates the miniaturization of circuitry. We continue to explore additional opportunities for this patented technology to enable the future design of a variety of smaller, smarter electronics devices with applications beyond universal power adapters.

The facility expansion at MFC2 continues on track. The structure of the expanded building is substantially complete, and we are in the process of preparing for the installation of equipment. With the additional employees we’ve hired during the third quarter and who we continue to train, we have staged our staffing needs to facilitate the smooth start-up of our production processes within the first fiscal 2007 quarter.

M-Flex’s intended acquisition of MFS is progressing, with the filing of our registration statement for the offer at the end of June 2006.

I will now turn the teleconference over to Craig to discuss our financial highlights.

Craig Riedel:

Thank you Reza. As Reza highlighted in his comments we experienced a difficult quarter. Due to the softening demand from our customers during the latter part of the quarter we realized only nominal sequential quarterly sales growth, yet still reflecting very favorable year-on-year sales growth. As mentioned, third quarter profits decreased significantly compared to fiscal 2005, resulting in an earnings per share decline of nine percent, to 32 cents per diluted share, versus 35 cents per diluted share for the comparable quarter in fiscal 2005, primarily as a result of the reduced gross margins.

Our gross margins were 15 percent for the quarter, lower than the comparable 21 percent for the third quarter fiscal 2005, primarily due to the higher material cost content of our shipments and the other factors Reza has outlined. We expect that evolving market trends and movement to higher value-added content programs as well as pricing competition in the handset market will create a downward shift in our target gross margin range.

Third quarter operating costs were in line with our estimates. Even with the increased costs related to the adoption of FAS123R, we continue to leverage total operating expenses over the higher quarterly sales. Total operating expenses for the third quarter of fiscal 2006 were 6.4 percent of net sales, reduced from the 7.8 percent in the third quarter of the prior year. We believe that this percentage will remain relatively stable over the next quarter.

During the third quarter we completed our fiscal year 2005 tax return, resulting in the realization of a slight decline in our overall effective income tax rate for the current fiscal year to approximately 31%.

Turning to the balance sheet, we generated $8 million of cash from operations during the third quarter of fiscal 2006, primarily driven by net income and growth in our accounts payable, offset by a growth in our accounts receivable balances as a result of a change in our collection period. As expected, our DSO increased to 74 days from 64 days for the previous sequential quarter and we expect that our overall DSO will continue to trend upward. As stated during our previous call, the lengthened payment terms, from 60 to 90 days, is consistent with the trend in our industry. We continue to manage our vendor terms given the change in our customer payment terms.

Inventory balances increased by 5 percent from the previous quarter, due to the softening of customer demand in the latter part of the quarter. However, days inventory outstanding decreased to 42 days, mainly driven by our increased cost of goods sold, versus the previous sequential quarter’s 45 days.

Capital expenditures for the third quarter were $10.1 million mainly related to facility construction and equipment purchases for the expansion of our second China facility. We will be continuing with our capital expenditures for the MFC2 facility expansion through the fiscal fourth quarter, and we anticipate that some of the $28.5 million planned expenditures, approximately $6 million as originally planned, will carry over into the first half of fiscal 2007. During the quarter the company borrowed and re-paid $8 million against existing credit facilities and consequently there was no debt outstanding as of the end of the quarter.

This concludes my discussion of the financial results and at this point I would like to turn the call back over to Reza.

Reza Meshgin:

Thank you Craig. As we mentioned during last quarter’s call, due to some technical regulatory requirements in Singapore pertaining to the use of guidance during an offer period, we concluded that it is not feasible to provide specific earnings guidance until the offer period for MFS ends. We remain optimistic about the future of our business and are committed to executing our strategic plans and continuing the success of our company with help and support of our dedicated employees.

Thank you, and we will now turn the call back to the operator so that Phil, Craig and I can take your questions.

[Q&A]

Reza Meshgin:

Thank you all for listening today and for your continued interest in M-Flex. We recognize that we have much work ahead of us as we continue to participate in a dynamic and competitive marketplace, and we are eager to get on with the task. We are looking forward to the future and our ongoing discussions with you.

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Additional Information and Where to Find It

M-Flex has not yet commenced any offer for the shares of MFS. The offer, if made, will be made only pursuant to the Offer Document/Prospectus included in the Registration Statement on Form S-4 (the “S-4”) that was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 27, 2006, which also contains a proxy statement with respect to the special stockholders meeting to be held by M-Flex. Information contained in this news release is not a substitute for the information contained in the S-4 or any other relevant document that M-Flex may file with the SEC. Stockholders and investors are urged to read the S-4 and any other relevant document filed with the SEC when they become available, and before making any voting or investment decision, because such documents will contain important information, including detailed risk factors about M-Flex, MFS and the proposed transaction. These documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request for such a filing to M-Flex at 3140 East Coronado Street, Anaheim, California, 92806, Attention: Investor Relations, or by telephone at (714) 573-1121, or by email to investor_relations@mflex.com, or through M-Flex’s website (www.mflex.com) as soon as reasonably practicable after such material is filed with or furnished to the SEC. This information also will be available on the website of the Singapore Securities Exchange Trading Limited at www.sgx.com.

M-Flex, MFS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from M-Flex stockholders in connection with the proposed transaction. Information about the directors and executive officers of M-Flex and their ownership of M-Flex stock is set forth in the proxy statement for M-Flex’s 2006 Annual Meeting of Stockholders. Information about the directors and executive officers of MFS and their ownership of MFS shares is set forth in the annual report of MFS. Investors may obtain additional information regarding the interests of such participants by reading the S-4.